LAHAINA ACQUISITIONS INC

                              Filing Type: NT 10-Q
                    Description: Notification of Late Filing
                            Filing Date: May 15, 2000

                            Period End: Mar 31, 2000

            Primary Exchange: Over the Counter Includes OTC and OTCBB
                                  Ticker: LAHA

                                Table of Contents

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                                     NT 10-Q

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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-27480

                           NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

                        For Period Ended: March 31, 2000

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

                           LAHAINA ACQUISITIONS, INC.
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                             Full Name of Registrant

                            Former Name if Applicable

                        5895 Windward Parkway, Suite 220

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           Address of Principal Executive Office (Street and Number)


                            Alpharetta, Georgia 30005

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                                     PART II

                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
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[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
     |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's Chief Financial Officer unexpectedly resigned effective April 21, 2000. Lack of familiarity with the company and its financial reporting systems has hindered the new CFO in the completion of the 10-Q. The Registrant is waiting on the finalization of certain data involving an acquisition that was closed on March 20, 2000, which will not become available in time to permit filing the Form 10-Q by its due date.

     The Registrant anticipates filing its Form 10-Q for the six-months ended March 31, 2000 on or before May 20, 2000.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     L. Scott Demerau                        (770)                     754-6140
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          (Name)                          (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                           LAHAINA ACQUISITIONS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2000            By: /s/ L. Scott Demerau
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                                   L. Scott Demerau

                                   President and Chief Executive Officer